Exhibit 99.1

Form 51-102F3
Material Change Report

1.	Name and Address of Company

CoolBrands International Inc. (the “Issuer”)
210 Shields Court
Markham, Ontario
L3R 8V2

2.	Date of Material Change

May 30, 2007

3.	News Release

A press release disclosing the material change was issued via CNW Group on May 30, 2007 in Toronto, Ontario.

4.	Summary of Material Change

The Issuer announces filing of articles of amendment in order to effect the elimination of its dual class share structure effective 12:01 a.m. on May 31, 2007.

5.	Full Description of Material Change

The Issuer (TSX: COB.A) announced that, in accordance with the special resolution passed by the Issuer’s shareholders on February 27, 2006, the Issuer has filed articles of amendment in order to effect the elimination of its dual class share structure effective 12:01 a.m. on May 31, 2007. As a result of the elimination of the Issuer’s dual class structure, a total of 6,025,659 multiple voting shares and 50,049,774 subordinate voting shares will be changed into 56,075,433 common shares, each carrying one vote.

As a result of the Issuer’s multiple voting shares and subordinate voting shares being changed into common shares, the TSX ticker symbol currently representing the Issuer’s subordinate voting shares will be changed to “COB” to reflect the common shares, effective on or about June 4, 2007.

The Issuer remains under a management cease trade order related to the Issuer’s securities against persons who have been directors, officers or insiders of the Issuer as a result of the Issuer’s failure to file the required certifications of its Chief Executive Officer and Chief Financial Officer under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. Such order does not generally affect the ability of persons who have not been directors, officers or insiders of the Issuer to trade in its securities.

Until such time as the management cease trade order is lifted, the Issuer intends to satisfy the alternative information guidelines recommended by Ontario Securities Commission Policy 57-603 (“OSC Policy 57-603”) and Canadian Securities Administrators Staff Notice 57-301 (“CSA Notice 57-301”).
There are no other changes otherwise required to be disclosed by the Company under OSC Policy 57-603 or CSA Notice 57-301 at this time.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Michael Serruya, Chief Executive Officer of the Issuer, (905) 479-8762
Dated this 31st day of May, 2007.